SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 MAR 18 AM 8:36

12 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

02015934

SUPPL

Dear Sirs,

Re : Exemption File No. 82-5006
-Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 11 March 2002 of our Company as published in the South China Morning Post on 12 March 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Irene Ko
Company Secretary

IK/lc

Encl.

c.c. Clifford Chance
- Mr Jeff Maddox/Ms Lisa Bostwick

J P Morgan
- Ms Tintin Subagyo

3/19

F/lc/sa/ChDir_tz_jy/ltr.doc

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.irasia.com/listco/hk/shangrila

RESIGNATIONS OF DIRECTORS

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces the resignations of Messrs. Tomas Campos Zita, Jr. and Young Chun Hui as executive Directors of the Company with effect from 11 March 2002.

The Board of the Company would like to thank Messrs. Tomas Campos Zita, Jr. and Young Chun Hui for their contributions to the Company during their respective tenure of office as executive Directors of the Company.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 11 March 2002